EXHIBIT 1.0.1

Authentic Holdings Inc. Releases Shareholder Update

Management Discusses 4th Quarter 2022 and 2023 Outlook

Somerville, NJ., January 25th 2023 – Authentic Holdings, Inc., (OTC PINK: AHRO)

Fourth Quarter Outline

There are many questions circling the wagon of what was to be our breakout period in the 4th quarter of 2022 and rightfully so. This management update will address the roadblocks that we encountered that disallowed the Company that opportunity. In addition, we will address what was accomplished in 2022 that will foster opportunity in 2023 and beyond.

A nothing less than spectacular 4th Quarter 2022 was anticipated and in many ways the Company achieved a great many successes with some of the plans laid down designed to kick start 2023.

A joint venture had been entered into with market leading “As Seen on TV” company Inventel and the first product launch was to be a seasonally driven item, “Old is Gold” Christmas Album manufactured in 180 gram “Gold colored” Vinyl and featuring a whole host of Christmas favorites from such legacy artists as Bing Cosby, Rosemary Clooney, Bobby Sherman and others. The album also boasted an embedded QR Code which once scanned would drop an NFT version of the Vinyl Album into an E-Wallet. https://buyoldisgold.com/

Early predicted sales were $10,000,000 + with 500,000 units being sold and plans were put into place to facilitate this.

In late 2022 due to unforeseen global events, a decision was made to postpone the launch and distribution of the Companies “Old is Gold” Project because of unforeseen market conditions brought about by the unexpected resurgence of COVID in the Company’s manufacturing source in Shenzhen, China.

The knock-on effect of this was first to delay certain manufacturing elements and secondly send transportation of the items via Air Freight through the roof brought about by manufacturing plants being closed by the major Tech giants ( https://www.livemint.com/companies/news/apple-makes-plans-to-move-production-out-of-china-11670084278527.html ). Transportation costs were being driven to extortionate proportions which may have made sense for high ticket items that were in the $500+ bracket but not to sub $40 which would have driven the Company towards fairly massive losses and the decision was made to delay and bring the product out of China by the longer but more economic and cost effective method of Sea Freight.

This then gave the Company extended marketing opportunities to also include the growing “Christmas in July” marketplace as well as the more conventional Christmas period.

We understood the fallout for everyone when choosing to warehouse the inventory but we felt very strongly we were making the right decision saving almost $500,000 in losses on the order which would have been unsurmountable for any small company like Authentic Holdings, Inc.

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2023 and New Beginnings

There are several developments to discuss that will take place in 2023 that could have a significant effect on the value of our equity. The challenges of 4th quarter 2022 had a very negative effect on our goals for 2022. However, we are now living in front of the power curve as a result of the efforts expended in 2022. All of the assurances requested by the retailers in 2022 such as the Freedom to Operate opinion letter and the $9 million Liability Insurance that were completed in late 2022 are now in force for the 2023. Selling our Vinyl Offerings to retailers will be much more fluid and without the hurdles of 2022. Taking orders and managing delivery schedules is where our efforts will be spent now.

1. Operations Outlook

Vinyl Records

Vinyl records will be a large opportunity for Authentic through the foreseeable future. The compounded annual growth rate for Vinyl Records is expected to average 15% per annum for the next 5 years. There are several articles that describe the future of the Vinyl industry. Just one of them is cited below.

https://variety.com/2022/music/news/vinyl-sales-soared-2022-riaa-mid-year-report-1235379361/

https://www.statista.com/chart/7699/lp-sales-in-the-united-states/#:~:text=Jan%2012%2C%202023-,Music%20in%20the%20U.S.,when%20the%20vinyl%20comeback%20began.

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To date we are the only producer of vinyl records that markets and distributes all of its records in a gold vinyl color and with a QR Code that allows the scanner to “claim” an already minted NFT.

In 2022 we arguably built the largest NFT minting platform in creation. In the 4th quarter 500,000 NFTs were minted to match 500,000 vinyls, which were the original indications for our vinyl Christmas Album.

The effort is being made now, to sell between 100,000 to as much as 150,000 of our 2022 Christmas Vinyls with matching NFTs during the month of March for the upcoming “Christmas in July” season. 100,000 or more of those NFTs will be paired with the 100,000+ Vinyls that already exist. The balance will be reserved for any other orders beyond the 100,000 vinyls we expect to sell or they will be sold separately during the “Christmas in July” 2023 season or during the traditional Christmas holiday season in 2023.

The Company is exploring with retailers’ the idea of “bundling” the 100,000+ vinyls with accompanying turntables which could more than double sales volume for both parties and significantly contribute to our bottom line. We are currently in discussions with several retailers and home shopping type networks that are showing great interests in the bundling approach. Research has found that only 50% of the people who own vinyl records or buy vinyl records own a turntable. That leaves plenty of room for bundling since turntable ownership is far from reaching its saturation point.

We are also in the process of marketing an ensemble of vinyl albums from great Black artists utilizing our licensed catalog for the upcoming “Black History Month” in February/March and beyond since our music catalog is rich in R & B, Soul, Jazz and Blues Guitarists. The marketing of this library is not being pigeonholed for just Black History Month. We are selling a “replenishment program” to retailers.  We expect to see smaller orders from major retailers in the coming weeks which will further re-establish our credibility and lead to much larger orders going forward.

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The Company is also working on other offerings that are “theme based”. Such as vinyls for Mother’s Day, Father’s Day, 4th of July and the upcoming Christmas 2023 Christmas Album.

It is our opinion, that our 2023 Christmas album will aggregately produce much larger purchase orders than we initially saw in 2022. If those orders are then coupled with turntables it will have an exponential effect on overall sales and profits for the period. We will be looking to take purchase orders in July for early delivery in September 2023 avoiding the logjam and inflated shipping rates of the coming holiday season.

Our manufacturing and marketing partnership with Inventel in the “Old is Gold” label gives us access to over 150,000 retail doors ranging from Harrods’s in London to Walmart and Target Stores. This partnership allows us the ability to market products with a group that has deep relationships that go back over 25 years to when Inventel was founded. They will handle all the manufacturing, warehousing, logistics, fulfillment and marketing to retailers. Authentic will be responsible for licensing, supplying the music, the re-mastering of the music for sound and for the digital transfer of the music to a vinyl master plate which then is used to press all the vinyl albums. This relationship in our opinion will foster opportunity for many years to come and could branch out into other areas where Authentic supplies the intellectual property so to speak and Inventel supplies the manufacturing and distribution. Bringing the strengths of our two organizations together in partnership is a win-win for both parties

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Authentic Heroes Collectibles

At the core of the company is our patented technology which gives us a true point of distinction over traditional “merch” sold everywhere in the world.

Authentic Heroes is the only company which possesses technology that can take an original event worn garment, disassemble it, and then re-animate it many times over to its original design or a different design, bearing the fibers from the original throughout the garment.

For athletes and music artists, we create greater monetization potential than is possible through the traditional memorabilia “auction” model which pays the celebrity once for a single jersey etc. Our model pays the equivalent of what would be the “reserve price” for the item and then a royalty stream which could range from 10-15%. This model could represent exponentially greater income streams for the licensor for their game worn/stage worn items and in the process we are connecting icons with their fans in a much more personal way.

We are allowing fans to own a slice of their icon’s history at an affordable price and democratizing the market for their game worn or stage worn items. To further the fan experience each item comes with our UV penlight that highlights the fibers from the original jersey etc... There is also an embedded QR Code that once scanned registers the item in their name on our Blockchain for the purposes of provenance and immutability.

Currently we have an active license with Universal Music Group/Bravado for one of their breakout artists known as YUNGBLUD. We recently received approval from both UMG Bravado and Yungblud management on the samples created from articles that YUNGBLUD wore on a previous tour. We are now waiting on Bravado to approve our “Go to Market” plan which was acknowledged as excellent. Once approved we will start the pre-sale of his Authentic Heroes merchandise line.

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Working with a large company like UMG can be daunting since they do not move at the pace we would like. In the future it is our intention to work directly with the artists’ Management Companies rather than Music Labels for the purposes of both fluidity and speed.

We are also in late stage negotiations with a major sports production company for creating the authenticated memorabilia for both their soccer and basketball tournaments. These tournaments are watched by a very large international audience. A recent article on this year’s soccer tournament generated over 135,000,000 impressions the first week after it was initially published. If we are the company selected to create the merchandise for both of these tournaments it will have tremendous impact financially and for our brand on a massive global stage. We expect to have an update on this relationship within the next 30 days.There are several other licenses being explored in both music and sports where we are receiving excellent response to the Authentic Heroes proposition.

To date all of the joint ventures, and licensing has been handled mostly by the President of the Company. This has not been the most efficient way to create a large footprint for our products but got us to the starting gate. The lack of qualified “business development” people that challenged us in the past is in the process of being mollified. Shortly, there will be two individuals joining the Company that not only have tremendous experience in the both the music and sports licensing arenas but will be working through a comp package that is strictly performance driven. No salaries just a pure “eat what you kill” mentality. Both of these individuals are excited and committed to bringing Authentic Heroes to the forefront of the licensing world. They both have the “Rolodex” and experience to accomplish this on a global basis.

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Digital Collectibles

Our patented process for creating thousands of re-animated clones from one original event worn item in our opinion will yield tremendous returns going forward. We have also completed all of the engineering and coding in creating arguably the largest NFT Minting Platform ever created.

The platform known as “The NFT Mint Farm” will market both individual digital collectibles and also bundle digital assets/NFTs with our physical collectibles. It the case of a bundle it could consist of the digital representation of physical item such as a jersey you bought that can be worn in the Metaverse. Or our Old is Gold Christmas album which has a QR Code allowing the purchaser to claim an already minted Music NFT.

Later in 2023 we will also launch a community driven platform known as authentic.fan which will consist of an auction site and a portal for both established and aspiring music artists to mint their own NFT at a fraction of the cost of doing so on an Open Sea or Rarable etc. This could create a community of aspiring artists and potential co-ownership of copyrighted music and the potential to cross pollenate their music NFT with Authentic Heroes merchandise. Independent artists live off merchandise sales and our proposition is as good as it gets when you can create collectible music NFTs and collectible merch for your fans. We expect to market this platform aggressively in late 2023 and beyond.

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2. Market Related Items

To date we have concentrated on operations and opportunities to be executed on in the near future. We are now spending some time on the other items that are important to our shareholders.

We intend to file our 15c2-11 by the end of first quarter or early second quarter of 2023 to give the trading of our common shares greater transparency and liquidity. At the moment OTC Markets allows only “unsolicited quotes”, which sometimes limits the ability for a buyer or seller to have their offer or bid accurately reflected. It is the Company’s quest that after getting approval on the 15c2-11 and subsequently apply for listing on the OTCQB before 2023 is out.

Outside Ownership

There are three individuals that have filed 13-G reports with the Securities and Exchange Commission stating their ownership of five (5%) percent or more of the Company’s common stock. The total of the “public float” shares bought by these individuals is over 500,000,000 shares in the aggregate. Any additions or reductions in their positions will have to be reported to the SEC within 45 days of the close of our calendar year this past December. We will be notifying all the parties of such responsibility shortly which will be reported back to shareholders via the updated 13-G filings.

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3. Capitalization & Company Balance Sheet

Raising Capital

Our overhead is limited to rent, legal and accounting. Management does not take any salaries or have any expense accounts. Licensing fees are a variable expense and monies are raised on an as needed basis for such opportunities. The Company has an active Form 1-A which we have raised $100,000 from to date. We will only raise monies as needed from the Offering to fund opportunities that will generate potential income for the Company.

Convertible Notes

Our relationship with our largest Convertible Noteholders is solid. Conversions have been kept to a bare minimum as you can see by the negligible change in the outstanding share balance either year to year or quarter to quarter.

They have supported us in our purchasing of raw material for our vinyl business and now we will have the chance to turn the finished product we made into potentially millions of dollars in sales this 1st quarter. Henceforth paying off the notes and making a profit for the Company. We appreciate their patience, belief in our plan and their willingness to accept ultimately a cash payout as opposed to converting the Notes. Ultimately, their ongoing patience and cash contributions will help us build our balance sheet and income statement in 2023.

Overall Balance Sheet Assessment

We fully expect that by the end of 2nd quarter the Company’s balance sheet could be in the plus territory based on the full conversion of management and related party loans into Convertible Preferred Stock. In addition, it is the Company’s intention to pay all of the Convertible Notes off from the free cash flow we could receive from the purchase orders of our vinyl business

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Most importantly, we have been working diligently on a strategic license agreement that if completed could represent millions of dollars in value on the balance sheet and the option to look for an up-listing somewhere down the road.

Management Loans and Ownership

To date management ownership of the common stock is very limited and is around 3% of the issued and outstanding share balance. Management has advanced and loaned the Company in excess of $1.5 million to pay for general overhead items as well as licensing and other expenses to create a platform for potential success.

Management will be exchanging their loans and advances for a Convertible Preferred Stock in the 1st Quarter 2022 removing $1.5 million in liabilities from the balance sheet. The terms of the Preferred will dictate that it cannot be converted to common stock in whole or part unless the Company has earned at least $1 million dollars’ post-tax in a given calendar year.

Management feels it is incumbent to show our shareholders now just how confident and committed we are to turning Authentic Holdings, Inc., into the most recognizable brand in merchandise and becoming a very profitable company.  Creating an “all or none” conversion feature is a the most lucid and aggressive way to show our confidence and our ongoing commitment.

We hope this update gives you our shareholders a greater perspective on exactly where we were but more importantly where we are going.

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We look forward to sharing our next communication.

Safe Harbor Act

Forward-Looking Statements: This release contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements appear in a number of places in this release and include all statements that are not statements of historical fact regarding the intent, belief or current expectations of Global Fiber Technologies, Inc., its directors or its officers with respect to, among other things: (i) financing plans; (ii) trends affecting its financial condition or results of operations; (iii) growth strategy and operating strategy. The words "may," "would," "will," "expect," "estimate," "can," "believe," "potential" and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements including those relating to the Company's financing being adequate for the Company to place its products in retail stores, execute its acquisition strategy, and to launch its growth and expansion plans, among others, are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Global Fiber Technologies, Inc.'s ability to control, and actual results may differ materially from those projected in the forward-looking statements as a result of various factors. No information in this press release should be construed in any way whatsoever as an indication of Global Fiber Technologies Inc.'s future revenues, financial performance or stock price. More information about the potential factors that could affect the business and financial results is and will be included in Global Fiber Technologies, Inc., filings with the Securities and Exchange Commission at www.sec.gov.

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